Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following letter was sent to shareholders of Stratasys Ltd. on September 13, 2023.

# YOUR VOTE IS IMPORTANT

to ensuring Stratasys and its shareholders can realize the significant value creation opportunities of the proposed merger with Desktop Metal.

# VOTE TODAY "FOR"

each of the proposals to be considered at the Stratasys Extraordinary General Meeting of Shareholders on September 28, 2023, including the Stratasys Merger-related proposal.

## Vote FOR Combining the Best Metal Innovation Company with a Polymer Leader with the Best Operations and Go-To-Market to Create an Additive Manufacturing ("AM") Powerhouse

Stratasys' mission to **lead AM into mass production** will be accelerated by having a metal manufacturing solution alongside its robust polymer offering

Desktop Metal brings a **complementary portfolio of growth assets in highly attractive markets such as Dental, digital casting and photopolymerization,** which will be accelerated by Stratasys' **extensive market reach and global go-to-market infrastructure** to create immediate- to long-term impact

Desktop Metal has the **best and most advanced technology for mass production,** based on our extensive analysis of the metal landscape

Desktop Metal's **innovative portfolio and technology pipeline** stands out amongst AM players with strong IP across applications

**For assistance voting your Stratasys ordinary shares, please contact our proxy solicitor:**

Morrow Sodali LLC
509 Madison Avenue, 12th Floor
New York, NY 10022

Email: **SSYS@info.morrowsodali.com**
Call toll-free **(800) 662-5200** or **(203) 658-9400**

# Dear Stratasys Shareholder,

The Stratasys Extraordinary Meeting of Shareholders is fast approaching on September 28, 2023. Your vote is extremely important, regardless of the number of Stratasys ordinary shares you own. The Stratasys Board of Directors unanimously recommends you vote today "**FOR**" the Merger-related proposal to enable the value-adding combination with Desktop Metal ("DM").

This transaction will **create an AM powerhouse marked by innovation, operating efficiency and unmatched execution, delivering compelling value for our shareholders.** Stratasys' mission to lead AM into mass production requires a metal manufacturing solution alongside its robust polymer offering.

After extensive analysis of the metal landscape, Stratasys believes Desktop Metal has the best and most advanced technology for metal mass production. With Desktop Metal's complementary and high-growth metals portfolio, Stratasys' **total addressable market for manufacturing is expected to double by 2027.**

---

**Desktop Metal provides broad products and services to Stratasys with minimal overlap, creating a fully complementary AM portfolio.**


stratasys
FDM
PolyJet
SLA
DLP industrial*
SAF*
Desktop Metal
Metal Binder Jetting*
Metal Sheet Forming
DLP Dental
Wood Binder Jetting
Sintering
Bioprinting

**** Highest expected growth technologies***

**As the first industrial AM company covering the full manufacturing lifecycle from design to mass production in both polymers and metal, the combination of Desktop Metal and Stratasys would create an at-scale growth AM company with increased profitability.**

**The transaction with Desktop Metal is expected to deliver compelling value for shareholders:**

- **Creates the first >$1 billion AM company** with significant opportunity to capture the value of AM for mass production
- **Doubles Stratasys' total addressable market** for manufacturing by 2027
- **Achieves $50+ million in cost synergies and an additional $50 million in run-rate revenue synergies** expected to be fully realized by 2025
- **Generates $1.6+ billion of revenue and $300+ million of EBITDA in 2026**, for a 20% pro forma EBITDA margin
- Well-capitalized combined company provides **strong foundation for continued innovation and growth**

Your vote is critical to ensuring Stratasys and its shareholders can realize the significant value creation opportunities of the proposed merger with Desktop Metal.

Ahead of the Stratasys Extraordinary General Meeting on Thursday, September 28, 2023, we urge shareholders to vote "**FOR**" each of the proposals to be considered at the Stratasys EGM, including the Stratasys Merger-related proposal.

## VOTE TODAY to support the Desktop Metal transaction

Thank you for your support.

The Stratasys Board of Directors

The Quickest and Most Efficient Way to Vote Your Shares is to Vote Online.

**STEP 1** **Visit www.proxyvote.com** or call toll-free at the telephone number listed on the proxy card or voting form provided to you.

**STEP 2** **Enter your 16-digit electronic voting number.** Locate the Control Number listed on your proxy card or voting materials you should have received either via e-mail or your regular mail package.

**STEP 3** **Follow the directions to complete the electronic voting instruction form**. Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.

You Can Also Vote Your Shares by Mail

**STEP 1** Locate Stratasys' proxy materials and proxy card you received in your regular mail package.

**STEP 2** Mark, sign and date your proxy card or voting instruction form.

**STEP 3** Return the physical proxy card in the postage-paid envelope provided to you.

**Forward-Looking Statements**

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of Stratasys Ltd. and its consolidated subsidiaries ("Stratasys") may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, Inc. ("Desktop Metal"), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys' and Desktop Metal's objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management's beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words "outlook," "guidance," "expects," "believes," "anticipates," "should," "estimates," and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys' or Desktop Metal's actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D "Key Information - Risk Factors", Item 4 "Information on the Company", and Item 5 "Operating and Financial Review and Prospects" in Stratasys' Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, "Risk Factors" in Desktop Metal's Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the "SEC"), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: factors relating to actions taken by or other developments involving Nano Dimension Ltd. ("Nano"), including any future unsolicited tender offer similar to its recently-expired partial tender offer for shares of Stratasys or Nano's legal challenge to Stratasys' shareholder rights plan, and actions taken by Stratasys or its shareholders with respect to such actions or developments; the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys' or Desktop Metal's products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys' or Desktop Metal's supply chain and distribution network and consequently, Stratasys' or Desktop Metal's ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys' or Desktop Metal's products; and disruptions of Stratasys' or Desktop Metal's information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that were filed with the Securities and Exchange Commission ("SEC") in connection with the proposed transaction. While the list of factors presented here, and the list of factors presented in the registration statement on Form F-4, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys' and Desktop Metal's respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys' and Desktop Metal's Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys' Reports of Foreign Private Issuer on Form 6-K that published its results for the quarter and six months ended June 30, 2023, which it furnished to the SEC on August 9, 2023, and Desktop Metal's most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

**No Offer or Solicitation**

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

**Important Additional Information**

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal that also constitutes a prospectus of Stratasys. The registration statement was declared effective by the SEC on August 25, 2023. Stratasys filed the definitive proxy statement/prospectus with the SEC on August 28, 2023. The definitive proxy statement/prospectus was mailed to shareholders of Stratasys and Desktop Metal on or around August 28, 2023. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Stratasys are available free of charge on Stratasys' website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal are available free of charge on Desktop Metal's website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

**Participants in the Solicitation**

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys' proxy statement for its 2023 Annual General Meeting of Shareholders, which was furnished to the SEC on July 12, 2023, and Stratasys' Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal's proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.

**Use of Non-GAAP Financial Measures**

This communication contains certain forward-looking non-GAAP measures, which are based on internal forecasts and represent management's best judgment. Reconciliation of such measures to the most directly comparable GAAP financial measures cannot be furnished without unreasonable efforts due to inherent difficulty in forecasting the amount and timing of certain adjustments that are necessary for such reconciliations and which may significantly impact our GAAP results. In particular, sufficient information is not available to calculate certain adjustments that are required to prepare a forward-looking statement of revenue, margin and EBITDA in accordance with GAAP for fiscal years 2024 and beyond. Stratasys also believes that such reconciliations would also imply a degree of precision that would be confusing or inappropriate for these forward-looking measures, which are inherently uncertain. All revenue, margin, EBITDA and other P&L references are non-GAAP unless specified otherwise.